UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
SPECIALIZED DISCLOSURE REPORT

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INFINERA CORPORATION
(Exact name of registrant as specified in its charter)

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Delaware	001-33486	77-0560433
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

6373 San Ignacio Avenue, San Jose, CA	95119
(Address of principal executive offices)	(Zip Code)

Nicholas M. Janof	(408) 572-5200
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Introduction
Infinera Corporation (the "Company") is a semiconductor manufacturer and global supplier of networking solutions comprised of networking equipment, optical semiconductors, software and services. Our portfolio of solutions includes optical transport platforms, converged packet-optical transport platforms, compact modular platforms, optical line systems, coherent optical engines and subsystems, a suite of automation software offerings, and support and professional services. Leveraging our U.S.-based compound semiconductor fabrication plant and in-house test and packaging capabilities, we design, develop and manufacture industry-leading indium phosphide-based photonic integrated circuits for use in our vertically integrated, high-capacity optical communications products.
The Company’s customers include operators of fixed line and mobile networks, including telecommunications service providers, internet content providers, cable providers, wholesale carriers, research and education institutions, large enterprises, utilities and government entities. The Company’s networking solutions enable its customers to build infrastructure networks that support and deliver high-bandwidth business and consumer communications services. The Company’s edge-to-core portfolio of networking solutions also enables its customers to scale their transport networks as end-user services and applications continue to drive growth in demand for network bandwidth. These end-user services and applications include, but are not limited to, high-speed internet access, 4G/5G mobile broadband, cloud-based services, high-definition video streaming services, virtual and augmented reality, the Internet of Things, artificial intelligence, machine learning, business Ethernet services and data center interconnect.
The Company’s products for the reporting period covered by this Form SD include the Company's (i) optical transport platforms; (ii) converged packet-optical transport platforms; (iii) compact modular platforms; (iv) optical line systems; and (v) coherent optical subsystems.
The Company's Conflict Minerals Policy is available on its website at www.infinera.com. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, the Company has filed this Form SD in respect of the reporting period January 1, 2023 to December 31, 2023, and the associated Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available on the Company’s website at www.infinera.com.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 - Exhibits
The following exhibit is filed as part of this report.

Item 2.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report for the period January 1, 2023 to December 31, 2023 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Infinera Corporation

Date:	May 29, 2024	By:	/s/ Nancy Erba
Nancy Erba
Chief Financial Officer